

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2017

Daniel Passeri
Chief Executive Officer
Cue Biopharma, Inc.
675 W. Kendall Street
Cambridge, MA 02142

> **Re: Cue Biopharma, Inc**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 5, 2017**
> **File No. 333-220550**

Dear Mr. Passeri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 3 to Registration Statement on Form S-1 filed December 5, 2017

Cover page

1.   We note that you may extend the termination date beyond the initial offering period. Please expand your disclosure to indicate that if there are funds in escrow when you extend the offering period that these funds will be returned to subscribers who do not affirmatively reconfirm their subscription.

Daniel Passeri
Cue Biopharma, Inc.
December 6, 2017
Page 2

<u>Risk Factors</u>
<u>Concentration of ownership among our existing executive officers..., page 35</u>

2.   It appears you only have seven members on your board of directors, yet you state that three of the eight members of your board of directors are also employees of MDB. Please revise as appropriate to reconcile this discrepancy.

<u>Business</u>
<u>Our Collaboration Agreement with Merck, page 55</u>

3.   We note your revisions to page 55 in response to our prior comment three. Please revise your disclosure to quantify the potential research and development, regulatory and commercial milestones separately.

<u>Exhibits</u>

4.   Please file a complete copy of Exhibit 10.21, including all schedules and exhibits thereto. See Item 601(b)(10) of Regulation S-K.

        You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or me at 202-551-3675 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Mark R. Busch - K&LGates LLP